# DICE CREAM ROBOTICS, INC.

## FINANCIAL STATEMENTS
## AS OF INCEPTION (SEPTEMBER 1, 2023)



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors
Dice Cream Robotics, Inc.
Los Angeles, California

## Opinion

We have audited the financial statements of Dice Cream Robotics, Inc., which comprise the balance sheet as of September 1, 2023, and the related statement of income, changes in stockholders' equity, and cash flow for the period from inception (September 1, 2023), and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Dice Cream Robotics, Inc. as of September 1, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Dice Cream Robotics, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Dice Cream Robotics Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Dice Cream Robotics, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Dice Cream Robotics Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

**Going Concern**

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 5, 2023
Los Angeles, California

| As of inception | September 1, 2023 |
|---|---|
| (USD $ in Dollars) | |
| **ASSETS** | |
| Current Assets: | |
|    Cash & cash equivalents | $    - |
|    **Total current assets** | **-** |
| | |
| | - |
| **Total assets** | $    - |
| | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| | |
| **Total Liabilities** | $    - |
| | |
| **STOCKHOLDERS EQUITY** | |
| Common Stock | - |
| Subscription Receivable | |
| Retained earnings/(Accumulated Deficit) | - |
| | |
| **Total Members' Equity** | **-** |
| | |
| **Total Liabilities and Members' Equity** | $    - |

*See accompanying notes to financial statements.*

| As of inception | September 1, 2023 |
|---|---:|
| (USD $ in Dollars) | |
| Net revenue | $ - |
| Cost of goods sold | - |
| Gross profit | - |
| | |
| Operating expenses | |
| General and administrative | - |
| Total operating expenses | - |
| | |
| Operating income/(loss) | - |
| | |
| Interest expense | - |
| Other Loss/(Income) | - |
| Income/(Loss) before provision for income taxes | - |
| Provision/(Benefit) for income taxes | - |
| | |
| **Net income/(Net Loss)** | $ - |

*See accompanying notes to financial statements.*

**DICE CREAM ROBOTICS INC.**
**STATEMENTS OF CHANGES IN SHAREHOLDER' EQUITY**

**For Fiscal Year Ended September 1**

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | **Shares** | **Amount** | **Receivables** | **Retained earnings/ (Accumulated Deficit)** | **Total Members' Equity** |
| **(in , $US)** | | | | | |
| **Inception date (September 1, 2023)** | | $ - | | $ - | $ - |
| Issuance of common shares | | - | | - | - |
| Net income/(loss) | | - | | - | - |
| **Balance— (September 1, 2023)** | | **$ -** | | **$ -** | **$ -** |

*See accompanying notes to financial statements.*

# DICE CREAM ROBOTICS INC.
## STATEMENTS OF CASH FLOWS

| As of inception | September 1, 2023 |
|---|---|
| (USD $ in Dollars) | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | |
| Net income/(loss) | $ - |
| **Net cash provided/(used) by operating activities** | **-** |
| | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | |
| Acquisition of equity interest | - |
| **Net cash provided/(used) in investing activities** | **-** |
| | |
| | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | |
| Issuance of shares | - |
| **Net cash provided/(used) by financing activities** | - |
| | |
| Change in cash | - |
| Cash—beginning of year | - |
| **Cash—end of year** | $ - |
| | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | |
| Cash paid during the year for interest | $ - |
| Cash paid during the year for income taxes | $ - |
| | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | |
| Purchase of property and equipment not yet paid for | $ - |
| Issuance of equity in return for note | $ - |
| Issuance of equity in return for accrued payroll and other liabilities | $ - |

*See accompanying notes to financial statements.*

## 1.    NATURE OF OPERATIONS

Dice Cream Robotics Inc., was founded on September 1, 2023, in the state of Delaware. The financial statements of Dice Cream Robotics, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").  The Company's headquarters are located in Los Angeles, California.

The Company designs, manufactures, and distributes ice cream vending machines.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year end of December 31, as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 1, 2023, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

**Income Taxes**

Dice Cream Robotics Inc. is an C corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.  The Company has filed tax returns from inception through 2023 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

## Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is exclusively a holding company with no independent revenue stream.

## Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

## Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 5, 2023, which is the date the financial statements were issued.

## Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retain earnings.

*Effects of Adoption*

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

*Summary of Effects of Lease Accounting Standard Update Adopted in 2022*

There were no effects since the Company has no long-term lease agreements.

## 3.   CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 10,000,000 shares of Common Stock Class A at a par value of $0.00001 and 10,000,000 shares of Common Stock Class B at a par value of $0.00001. As of September 1, 2023, 0 shares have been issued and are outstanding.

## 4.   DEBT

The Company has no debt as of September 1, 2023.

## 5.   RELATED PARTY

There are no related party transactions.

## 6.   COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 1, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 1, 2023 through December 5, 2023, which is the date the financial statements were available to be issued.

On November 13, 2023, the Company has received promissory notes from the related party Massive Dynamic LLC in the amount of $249,016 to fund operations and research and development activities.

During December 2023, the Company has issued 10,000,000 shares of Common Stock Class A at a par value of $0.00001.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 8. GOING CONCERN

The Company lacks significant working capital and has commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.